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SEC FILE NUMER
8- 68354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Teneo Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Avenue 4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

200 Park Avenue, 38th Floor	New York	NY	10166
(Address)	(City)	(State)	(Zip Code)

10/8/03	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Charles Boguslaski</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Teneo Securities LLC</u> as of <u>12/31/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>*Charles Boguslasl.*</u>
Signature

Senior Managing Director and Chief Officer

Title

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Teneo Securities LLC

(A wholly owned subsidiary of Teneo Capital Corporation)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2025



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

Those Charged with Governance
Teneo Securities LLC
New York, NY

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Teneo Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Company's auditor since 2015.

March 6, 2026

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital Corporation)

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	423,679
Accounts receivable		407,341
Accrued revenue		112,495
Other assets		11,580
Total assets	$	955,095

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	41,888
Deferred income		109,285
Due to affiliates		5,711
Total liabilities		156,884
Member's equity		798,211
Total liabilities and member's equity	$	955,095

The accompanying notes are an integral part of this financial statement.

1. Organization

Teneo Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital Corporation (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The primary business of the Company is to act as a broker-dealer providing financial and strategic advice on mergers and acquisitions, divestitures, restructurings, financings, capital raising and other similar transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

All cash deposits are held at one financial institution and are therefore subject to the credit risk of that institution; however, the Company has not experienced any losses on these accounts and does not believe there is significant credit risk related to these deposits, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution.

Accounts Receivable
Accounts receivable include advisory and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful.

Accrued Revenue
Accrued revenue includes advisory fees due from clients which have been recognized but not invoiced.

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

2.   **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses (continued)
The Company records the estimate of expected credit losses as an allowance for credit losses, if applicable. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

The Company has not provided an allowance for credit losses at December 31, 2025.

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of January 1, 2025 and December 31, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were $25,000 of contract liabilities as of January 1, 2025 and $109,285 of contract liabilities as of December 31, 2025 which are included in deferred income on the statement of financial condition.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the single member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

3.   **Transactions with Related Parties**

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with Teneo Capital LLC ("TCLLC") whereby TCLLC, an owner of the Parent, provides accounting, administrative, office space, human resources and other services to the Company. Such services also include billing and collection of all reimbursable expenses related to contracts with customers. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate TCLLC for any or all shared costs that TCLLC has paid on behalf of the Company. Accordingly, these costs have not been recorded on the books of the Company. The parties do not intend to terminate the Expense Sharing Agreement any sooner than one year from the date of this financial statement.

During 2025, the Company earned $73,178 of advisory fee income and $195,815 of success fees from Teneo Financial Advisory Limited, an affiliate.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $266,795 which exceeded the required net capital of $100,000 by $166,795.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073. The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3.

The Company is subject to routine regulatory examinations; however there are currently no examinations in progress for any period.

5.   **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Management Committee which includes two Senior Managing Directors and the Chief Financial Officer. The net income is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred through the date the financial statement was issued and determined that there are no material events that would require adjustment or disclosure in the Company's financial statement.